AB 4/5

*AB 3/19

[redacted]

12014379

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16791

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ameriprise Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

802 Ameriprise Financial Center, 707 2nd Avenue South
(No. and Street)

Minneapolis,	MN	55474
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David K. Stewart (612)678-4769
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLC
(Name – *if individual, state last, first, middle name*)

One North Wacker Dr.	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/26

OATH OR AFFIRMATION

I, David K. Stewart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ameriprise Financial Services, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RENEE A. BOBICK
Notary Public
Minnesota
My Commission Expires Jan. 31, 2015

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ameriprise Financial Services, Inc.

Statement of Financial Condition

December 31, 2011

Contents

Report of Independent Auditors 1

Statement of Financial Condition 2

Notes to Statement of Financial Condition 3

pwc

Report of Independent Auditors

To the Board of Directors of
Ameriprise Financial Services, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Ameriprise Financial Services, Inc. (the "Company") at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
March 8, 2012

Ameriprise Financial Services, Inc.
Statement of Financial Condition
December 31, 2011
(In thousands, except share amounts)

Assets		
Cash and cash equivalents	$	486,046
Cash segregated under federal and other regulations		16,759
Receivables:		
Brokerage and other fees - affiliates		16,885
Financial advisors and employees (net of allowance for doubtful accounts of $2,392)		3,894
Distribution fees and other (net of allowance for doubtful accounts of $123)		135,545
Goodwill		148,104
Intangibles (net of accumulated amortization of $15,475)		38,307
Deferred commissions		86,008
Deferred income taxes, net		120,905
Other assets		18,480
Total assets	$	1,070,933
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses:		
Due to affiliates, net	$	101,992
Field force compensation		139,406
Salaries and employee benefits		64,047
Unearned revenue		106,111
Other liabilities		50,180
Total accounts payable and accrued expenses		461,736
Liabilities subordinated to the claims of general creditors		140,000
Stockholder's equity:		
Common stock, $10 par value per share:		
Authorized, issued and outstanding shares - 10,000		100
Additional paid-in capital		404,823
Retained earnings		64,274
Total stockholder's equity		469,197
Total liabilities and stockholder's equity	$	1,070,933

The accompanying notes are an integral part of the statement of financial condition.

Ameriprise Financial Services, Inc.
Notes to Statement of Financial Condition
(In thousands)

December 31, 2011

1. Organization, Basis of Presentation, and Summary of Significant Accounting Policies

Organization

Ameriprise Financial Services, Inc. (the Company) is incorporated under the laws of the State of Delaware. The Company is a wholly owned subsidiary of AMPF Holding Corp. AMPF Holding Corp. is a wholly owned subsidiary of Ameriprise Financial, Inc. (the Parent). The Company is registered with the Securities and Exchange Commission (SEC) as an introducing broker-dealer, is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC). In addition, the Company is registered as a Futures Commission Merchant with the U.S. Commodity Futures Trading Commission (CFTC) and is a member of, and the corresponding services function is regulated by, the National Futures Association (NFA). The Company is required to comply with all applicable rules and regulations of the SEC, FINRA, CFTC, NFA and SIPC.

The Company clears all transactions with an affiliate, American Enterprise Investment Services, Inc. (AEIS), which charges the Company clearing fees on a per trade basis.

The Company offers financial planning and investment advisory services to individuals for which it charges a fee through an advisor-based distribution channel. These services are designed to provide comprehensive advice, when appropriate, to address clients' cash and liquidity, asset accumulation, income, protection, and estate and wealth transfer needs. To complete their advice services, the Company's financial advisors provide clients with recommendations of products from the more than 100 products distributed by subsidiaries and affiliates of the Parent, as well as products of approved third parties.

The financial advisors are either non-employee independent contractors operating through a nationwide franchise system or they may choose to be employees of the Company. Due to differing levels of support provided to advisors operating in these various platforms, advisors are compensated at different percentages of the gross dealer concessions allowed for the various product offerings.

To complement its advisor-based channel, the Company also offers an integrated direct retail distribution channel. Direct distribution services are provided through the Company's online brokerage offering, which operates under the name Ameriprise Brokerage. Ameriprise Brokerage allows clients to purchase and sell securities online, obtain research and information about a wide variety of securities, use asset allocation and financial planning tools, contact advisors, as well as access a wide range of proprietary and non-proprietary mutual funds.

Basis of Presentation

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. These accounting estimates reflect the best judgment of management and actual amounts could differ from those estimates.

Significant Accounting Policies

Cash and Cash Equivalents: The Company has defined cash and cash equivalents to include time deposits and other highly liquid investments with original maturities of 90 days or less.

Cash Segregated Under Federal and Other Regulations: Pursuant to Rule 15c3-3 Section (k)(2)(i), all cash received from customers is held in segregated accounts established solely for the benefit of customers and is forwarded to associated mutual funds and other affiliates on a daily basis.

Allowance for Doubtful Accounts: Financial advisors are required to pay for certain support services provided by the Company. The Company reserves for any outstanding receivables from the financial advisors that it does not believe are

recoverable. The Company reserves for fees receivable related to marketing support arrangements for sales of mutual funds of other companies based upon management's judgment as to ultimate collectibility. The Company also reserves for its unsecured client activity funded by its affiliate, AEIS. The Company has agreed to indemnify AEIS for any losses that it may sustain from the customer accounts introduced by the Company. The Company reserves for these potential losses.

Goodwill and Intangible Assets: Goodwill represents the amount of an acquired company's acquisition cost in excess of the fair value of assets acquired and liabilities assumed. The Company evaluates goodwill for impairment annually on the measurement date of July 1 and whenever events and circumstances indicate that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell. In determining whether impairment has occurred, the Company uses a combination of the market approach and the discounted cash flow method, a variation of the income approach. Intangible assets generally represent customer relationships and a tax referral agreement. Intangible assets are amortized over their estimated useful lives, unless they are deemed to have indefinite useful lives, using the 15 year cash flow method (customer relationships and tax referral agreement) or the straight line method (other intangibles over 4-5 years). The Company evaluates the finite lived intangible assets' remaining useful lives annually on the measurement date of July 1 and tests for impairment whenever events and circumstances indicate that an impairment may have occurred, such as a significant adverse change in the business climate. For finite lived intangible assets subject to amortization, impairment to fair value is recognized if the carrying amount is not recoverable.

Deferred Commissions: Commissions paid by the Company in connection with the sales of financial plans are deferred until they are earned when the plan is delivered.

Compensation and Benefits: The Company has deferred compensation plans which allow certain employees and financial advisors to defer a portion of their compensation and commissions. Participants can elect various distribution options. The liabilities associated with these plans are in the field force compensation line and the salaries and employee benefits line in the statement of financial condition. The Company holds cash value life insurance associated with one of these plans, which is reflected in the other assets line in the statement of financial condition.

Income Taxes: The Company's provision for income taxes represents the net amount of income taxes that the Company expects to pay or to receive from various taxing jurisdictions in connection with its operations. The Company provides for income taxes based on amounts that the Company believes it will ultimately owe taking into account the recognition and measurement for uncertain tax positions. Inherent in the provision for income taxes are estimates and judgments regarding the tax treatment of certain items. In connection with the provision for income taxes, the statement of financial condition reflects certain amounts related to deferred tax assets and liabilities, which result from temporary differences between the assets and liabilities measured for the statement of financial condition purposes versus the assets and liabilities measured for tax return purposes. The Company's taxable income is included in the consolidated federal and state income tax returns of the Parent. The Company provides for income taxes on a separate return basis, except that, under an agreement between the Parent and the Company, tax benefits are recognized for losses to the extent they can be used in the consolidated return. It is the policy of the Parent to reimburse its subsidiaries for any tax benefits recorded.

2. Recent Accounting Pronouncements

Future Adoption of New Accounting Standards

Balance Sheet

In December 2011, the Financial Accounting Standards Board (FASB) updated the accounting standards to require new disclosures about offsetting assets and liabilities. The standard requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial condition and instruments and transactions subject to an agreement similar to a master netting arrangement. The standard is effective for interim and annual periods beginning on or after January 1, 2013 on a retrospective basis. The adoption of the standard will not impact the Company's statement of financial condition, but will require additional footnote disclosures.

Fair Value

In May 2011, the FASB issued updated accounting guidance for fair value measurements and disclosures intended to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting

(In thousands)

Standards. This new guidance clarifies the application of existing fair value measurement and disclosure requirements, changes certain principles related to measuring fair value, and requires additional disclosures about fair value measurements. Specifically, required disclosures are expanded under the new guidance, especially for fair value measurements that are categorized within Level 3 of the fair value hierarchy, for which quantitative information about the unobservable inputs used and a narrative description of the valuation processes in place will be required. The guidance is effective for periods beginning after December 15, 2011. Management is currently evaluating the impact of adoption on the Company.

3. Goodwill and Other Intangibles

Goodwill is not amortized but is instead subject to impairment tests. For the year ended December 31, 2011, the tests did not indicate impairment. During 2011, the Company made an adjustment to goodwill for $(51) based on the allocation of the purchase price of AASI.

Finite-lived intangible assets acquired for the year ended December 31, 2011, for purchasing independent contractors in the franchise system, included in other below, were $1,820, with a weighted amortization period of five years. Aggregate amortization expense was $5,906 for the year ended December 31, 2011. For the year ended December 31, 2011, the impairment tests on finite-lived intangible assets did not indicate impairment.

Finite-lived intangible assets consisted of the following:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer Relationships	$ 35,200	$ 8,900	$ 26,300
Tax Referral Agreement	10,200	2,480	7,720
Other	8,382	4,095	4,287
December 31, 2011 balance	$ 53,782	$ 15,475	$ 38,307

4. Business Owned Life Insurance

The Company holds cash value life insurance as a means of offsetting market fluctuations in certain deferred compensation liabilities. As of December 31, 2011, the cash surrender value of this life insurance was $12,934 and is included in the other assets line in the statement of financial condition.

5. Secured Demand Notes Receivable and Subordinated Liabilities

The Company had a secured demand note collateral agreement for $20,000, and an interest-free subordinated liability pursuant to the agreement, with the Parent that matured on February 28, 2011.

In December 2008, the Company executed a subordinated loan agreement for equity capital with the Parent for $140,000 at a stated interest rate of 5.65% due to mature on December 31, 2015. The subordinated loan agreement has been approved by FINRA. The Company simultaneously declared and paid a $140,000 dividend to the Parent. The estimated fair value of the subordinated loan as of December 31, 2011 was $158,144.

6. Fair Values of Assets and Liabilities

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.

(In thousands)

Valuation Hierarchy

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1 Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2 Prices or valuations based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Determination of Fair Value

The Company uses valuation techniques consistent with the market and income approaches to measure the fair value of its assets and liabilities. The Company's market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The Company's income approach uses valuation techniques to convert future projected cash flows to a single discounted present value amount. When applying either approach, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs. The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

Cash Equivalents, Other Assets and Liabilities

The Company's cash equivalents, consisting of commercial paper, are classified as Level 2 and are measured at amortized cost, which approximates fair value because of the short time between the purchase of the instrument and its expected realization. Level 1 other assets consist of common stock. Level 2 other assets consist of corporate bonds and UITs (unitary investment trust). Level 1 liabilities consist of common stock. Level 2 liabilities consist of municipal bonds.

When available, the fair value of securities is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from third party pricing services, non-binding broker quotes, or other model-based valuation techniques.

The following table presents balances of assets and liabilities measured at fair value on a recurring basis:

	December 31, 2011			
	Level 1	Level 2	Level 3	Total
Assets				
Commercial paper	$ —	$ 484,279	$ —	$ 484,279
Other assets	11	3	—	14
Total assets at fair value	$ 11	$ 484,282	$ —	$ 484,293
Liabilities				
Securities sold, not yet purchased	$ 1	$ 312	$ —	$ 313
Total liabilities at fair value	$ 1	$ 312	$ —	$ 313

During the reporting period, there were no assets or liabilities measured at fair value that were Level 3 and there were no material assets or liabilities measured at fair value on a nonrecurring basis. There were no transfers between levels during the year.

(In thousands)

Fair Value of Financial Instruments

In general, the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature and based on market interest rates available to the Company at December 31, 2011, approximate fair value.

Included in receivables from financial advisors and employees on the statement of financial condition are notes receivable from financial advisors. As of December 31, 2011, the carrying value of their loans is $2,478, which approximates fair value.

7. Net Capital and Regulatory Requirements

The Company is subject to the net capital requirements of FINRA, the Uniform Net Capital requirements of the SEC under Rule 15c3-1 and Rule 1.17 of the CFTC. FINRA and SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2011, the Company had net capital of $114,975, which was $113,975 in excess of the amount required to be maintained on that date.

The Company is registered with the CFTC as a futures commission merchant and is a member of the NFA in such capacity and is subject to the requirements of CFTC customer segregation Rules 1.20 and 30.7. However, the Company does not carry accounts of customers trading on U.S. or foreign commodity exchanges, as defined in the Commodity Exchange Act. As a result, there are no reportable amounts as of December 31, 2011.

8. Commitments, Contingencies and other Legal and Regulatory Matters

Effective January 2009, the Company has an agreement with an affiliate, Ameriprise Holdings, Inc. (AHI), whereby AHI leases office space under non-cancelable escalating operating leases on the Company's behalf.

The Company has agreed to indemnify its affiliated clearing broker, AEIS, for any losses that it may sustain from the customer accounts introduced by the Company. The Company reserves for these potential losses. At December 31, 2011, the reserve was $1,370, and is reflected in the other liabilities line in the statement of financial condition. At December 31, 2011, there were no amounts indemnified to AEIS for these customer accounts.

The Company is involved, in the normal course of business, in legal, regulatory and arbitration proceedings, including class actions, concerning matters arising in connection with the conduct of its activities as a diversified financial services firm. These include proceedings specific to the Company, as well as proceedings generally applicable to business practices in the industries in which it operates. The Company can also be subject to litigation arising out of its general business activities, such as its investments, contracts, leases and employment relationships. Uncertain economic conditions, heightened and sustained volatility in the financial markets, and significant financial reform legislation may increase the likelihood that clients and other persons or regulators may present or threaten legal claims or that regulators increase the scope or frequency of examinations of the Company or the financial services industry generally.

As with other financial services firms, the level of regulatory activity and inquiry concerning the Company's businesses remains elevated. From time to time, the Company receives requests for information from, and/or has been subject to examination or claims by, SEC, FINRA, the Federal Reserve Bank, the Office of the Comptroller of the Currency, state insurance and securities regulators, state attorneys general and various other governmental and quasi-governmental authorities on behalf of themselves or clients concerning the Company's business activities and practices, and the practices of the Company's financial advisors. During recent periods, the Company has received information requests or inquires regarding certain pending matters, including: sales and product or service features of, or disclosures pertaining to, mutual funds, annuities, equity and fixed income securities, low priced securities, insurance products, brokerage services, financial advice offerings; information security; and supervision of the Company's financial advisors. The number of reviews and investigations has increased in recent years with regard to many firms in the financial services industry, including the Company. The Company has cooperated and will continue to cooperate with the applicable regulators regarding their inquiries.

(In thousands)

These legal and regulatory proceedings and disputes are subject to uncertainties and, as such, the Company is unable to predict the ultimate resolution or range of loss that may result. An adverse outcome in one or more of these proceedings could result in adverse judgments, settlements, fines, penalties or other relief, in addition to further claims, examinations or adverse publicity that could have a material adverse effect on the Company's financial condition or results of operations.

Certain legal and regulatory proceedings are described below.

In June 2004, an action captioned John E. Gallus et al. v. American Express Financial Corp. and American Express Financial Advisors Inc., was filed in the United States District Court for the District of Arizona, and was later transferred to the United States District Court for the District of Minnesota. The plaintiffs alleged that they were investors in several of the Company's mutual funds and they purported to bring the action derivatively on behalf of those funds under the Investment Company Act of 1940 (the '40 Act). The plaintiffs alleged that fees allegedly paid to the defendants by the funds for investment advisory and administrative services were excessive. Plaintiffs seek an order declaring that defendants have violated the '40 Act and awarding unspecified damages, including excessive fees allegedly paid plus interest and other costs. On July 6, 2007, the district court granted the Company's motion for summary judgment, dismissing all claims with prejudice. Plaintiffs appealed the district court's decision, and on April 8, 2009, the U.S. Court of Appeals for the Eighth Circuit reversed the district court's decision, and remanded the case for further proceedings. The Company filed with the United States Supreme Court a Petition for Writ of Certiorari to review the judgment of the Court of Appeals in this case in light of the Supreme Court's anticipated review of a similar excessive fee case captioned Jones v. Harris Associates. On March 30, 2010, the Supreme Court issued its ruling in Jones v. Harris Associates, and on April 5, 2010, the Supreme Court vacated the Eighth Circuit's decision in this case and remanded it to the Eighth Circuit for further consideration in light of the Supreme Court's decision in Jones v. Harris Associates. Without any further briefing or argument, on June 4, 2010, the Eighth Circuit remanded the case to the district court for further consideration in light of the Supreme Court's decision in Jones v. Harris Associates. The district court ordered briefing and heard oral argument on September 22, 2010 on the impact of the Jones v. Harris Associates decision. On December 8, 2010, the district court re-entered its July 2007 order granting summary judgment in favor of the Company. Plaintiffs filed a notice of appeal with the Eighth Circuit on January 10, 2011. The Court heard oral arguments of the parties on November 17, 2011.

9. Income Taxes

The Company had a payable to the Parent for federal income taxes of $13,177 and for state income taxes of $15,701 at December 31, 2011.

Significant components of the Company's deferred income tax assets and liabilities as of December 31, 2011, are as follows:

Deferred income tax assets:	
Deferred compensation	$ 145,748
Accrued expenses	6,050
Allowance for accounts receivable	4,826
Leaseholds	1,694
State income tax	1,388
Other	407
Total deferred income tax assets	160,113
Deferred income tax liabilities:	
Deferred commission and intercompany gains	23,503
Intangible asset amortization	15,399
Other	306
Total deferred income tax liabilities	39,208
Net deferred income tax asset	$ 120,905

(In thousands)

The Company is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred income tax assets, and therefore, no such valuation allowance has been established.

Open tax years are those that are open for examination by taxing authorities. Federal income tax returns remain open for 1997 to 2006 and 2008 to 2011. The Company's state income tax returns remain open for the years 1999 to 2011.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2011
Balance at January 1	$ -
Additions based on tax positions related to the current year	-
Additions for tax positions of prior years	1,125
Reductions for tax positions of prior years	-
Settlements	-
Balance at December 31	$ 1,125

Prior to the year ended December 31, 2010, the Parent recorded all unrecognized tax benefits on a consolidated basis. During the year ended December 31, 2011, the Parent began allocating the unrecognized tax benefits to its affiliated subsidiaries. As a result of this allocation, the Company recorded $863, net of federal tax benefits, of unrecognized tax benefits for the year ended December 31, 2011.

10. Related Party Transactions

The Company acts as the introducing broker for affiliates, primarily for insurance company affiliates for which distribution fees are charged on variable and non-variable annuities and insurance products. In addition, the Company assumes the administrative costs of operating the retail distribution network, and shares with its affiliates these costs as compensation for distributing the affiliated products.

The Company is also the distributor for face value certificates sold through financial advisors.

The Company receives front-load mutual fund fees and 12b-1 fees for associated mutual fund sales from an affiliate, Columbia Management Investment Distributors, Inc. (CMID). The Company also receives marketing support fees from CMID.

The Company receives custodial fees on qualified accounts from an affiliate, Ameriprise Trust Company.

The Company receives referral fees from AEIS for introducing clients to AEIS.

The Company is allocated certain administrative expenses by the Parent on a prorated basis.

The Company has an agreement with an affiliate, Ameriprise Holdings, Inc. (AHI), whereby the Company compensates AHI for use of property, equipment and similar items that AHI owns or maintains.

The Company has an arrangement with the Parent whereby the Company retains tax benefits for benefits paid to retired independent contractors. These benefit payments are deductible for tax purposes by the Company in the year paid. The related financial statement expense is recognized by the Parent as earned by the field force. The Parent allows the Company to retain the tax benefits resulting from these transactions.

The Company clears all transactions with an affiliated broker, AEIS, which charges the Company clearing fees on a per trade basis.

(In thousands)

The Company participates in the Parent's Retirement Plan (the Plan), which covers all permanent employees age 21 and over who have met certain employment requirements. The Plan includes a cash balance formula and a lump sum distribution option. Pension benefit contributions to the Plan are based on participants' age, years of service and total compensation for the year. Funding of retirement costs for the Plan complies with the applicable minimum funding requirements specified by the Employee Retirement Income Security Act (ERISA).

The Company also participates in defined contribution pension plans of the Parent that cover all employees who have met certain employment requirements. The Company's contributions to the plans are a percentage of either each employee's eligible compensation or basic contributions.

The Company participates in defined benefit health care plans of the Parent that provide health care and life insurance benefits to retired employees, including retired field employees. The plans include participant contributions and service related eligibility requirements.

The Company participates in the Parent's Ameriprise Financial Incentive Compensation Plan (incentive plan) and the Parent's Deferred Equity Program for Independent Financial Advisors (deferred equity program). Under these plans, employees, directors, and independent contractors are eligible to receive incentive awards including stock options, restricted stock awards, restricted stock units, performance shares and similar awards designed to comply with the applicable federal regulations and laws of jurisdiction.

Effective October 2011, the Company entered into a revolving credit agreement with the Parent of up to $100,000 with an interest rate of LIBOR plus 90 basis points. At December 31, 2011, there were no draws on this line of credit.

Effective October 2011, the Parent entered into a revolving credit agreement with the Company of up to $100,000 with an interest rate of LIBOR plus 90 basis points. At December 31, 2011, there were no draws on this line of credit.

11. Subsequent Events

As of March 8, 2012, the Company has evaluated events or transactions that may have occurred after the statement of financial condition date for potential recognition or disclosure. On January 27, 2012, the Company paid a $30,000 dividend to AMPF Holding Corp. No other events or transactions require disclosure.

pwc

STATEMENT OF FINANCIAL CONDITION

Ameriprise Financial Services, Inc.
SEC File Number 8-16791
December 31, 2011
With Report of Independent Auditors